Mail Stop 4561

      October 21, 2005



William J. Gallagher
Chief Executive Officer and Chief Financial Officer
Sweet Success Enterprises, Inc.
1250 NE Loop 410, Suite 520
San Antonio, TX  78209

Re:	Sweet Success Enterprises, Inc.
	Form 10-SB
	File No. 0-51542
      Filed September 27, 2005

Dear Mr. Gallagher:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that the Form 10-SB goes effective by lapse of time
60
days after the date filed pursuant to Section 12(g) of the Securities
Exchange Act of 1934. If our comments are not addressed within this
60-day time period, you should consider withdrawing the Form 10-SB prior to effectiveness and refiling a new Form 10-SB including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a)
of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Part I

Item 1.  Description of Business, page 1

2. We note your statement that you acquired all of the issued and outstanding shares of BAC and changed its name to Sweet Success Enterprises in November 2002. We also note your statement that in December 2002 BAC purchased the Sweet Success brand from Nutri/system for $200,000, warrants and royalties to be paid to Nutri/system. Please explain this timeline of events in light of the fact that you acquired BAC in November 2002.

3. We note from a press release dated October 14, 2005 that you have signed an agreement with California Natural Products to package and prepare your line of products and that you have ended your co-packing agreement with Kiko Foods. Please revise this section to provide discuss the material terms of the agreement and file it as an exhibit or tell us why you are not required to do so.

4. Please revise to discuss your new flavor and berry juice based antioxidant Complete Fuel. In this regard, we note your press release on October 14, 2005

5. Please revise to estimate the amount spent during each of the last two fiscal years on research and development activities. See Item 101(b)(10) of Regulation S-B.

6. Please disclose in this section that your auditors have raised substantial doubt about your ability to continue as a going concern.
Furthermore, please revise to disclose your accumulated deficit.

7. Please revise to discuss the current stage of development of, and provide a timeline with respect to, your new products. In this regard, we note your disclosure in the second full paragraph on page
2.

Competition, page 2
8. We note your statement in the second paragraph on page 3 that company sales have been limited to Las Vegas, Nevada and select cities in Texas. However, your Statement of Operations on page F-3
indicates that you have not yet had any revenues.   Please revise
to
clarify this apparent discrepancy and if sales occurred after June 30, 2004, please revise to disclose when you began to sell your product.

9. Please revise to discuss the material terms of your production agreement with Kiko Foods, Inc. or disclose if true, that you have terminated this agreement as indicated in your press release dated October 14, 2005.

Marketing, page 3

10. We note your statement that you launched Complete Fuel in the Las
Vegas and Houston markets. We note that you stocked shelf space in Walgreen stores in Las Vegas and Tetco stores in Houston and San Antonio and four Antone`s Delis, two Murphy`s Delis and two hospitals in Houston. Please revise to quantify the retail stores in which your product is currently sold. Provide this information for both Nevada and Texas.

11. We note your statement that you will seek to sell your product in stores such as Central Market, Whole Foods, Wild Oats, Rice
Epicurean, Market Street, Costco, HEB gourmet and selected independent stores. Please revise to specifically discuss what steps you have taken to sell your products in these stores.

Intellectual Property

12. We note your statement that you acquired all the rights to the brand name, formulas, trademarks, service marks and copyrights relating to the Sweet Success beverage products. Please revise here and in the risk factor discussing intellectual property to clarify whether the formula has been patented and whether you hold such patent. In this connection, we note your disclosure on page 19 that in July 2005 you issued 150,000 shares of stock to Jon Barron for his assistance with the "initial two formulas of Sweet Success Complete
Fuel." Please explain this apparent inconsistency regarding the acquisition of the formula.

Reports to Security Holders, page 5

13. Please consider disclosing your internet address.  See Item
101(c)(3) of Regulation S-B.

Risk Factors, page 5

14. Please avoid using generic conclusions such as "adversely affected" and "material adverse effect" when describing the risks`
effects.   Replace this, and similar language, with specific
disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

15. Please review your risk factor subheadings to ensure they reflect the risk you describe in the text. Some of your subheadings merely state facts about your business. For example, The Company has had limited operations and revenue and has incurred losses on page 6. Also see, but not limited to:

* The Company received a going concern qualification from its auditors, page 6;
* The Company will acquire additional capital;
* The Company has produced only a small quantity of Complete Fuel and is dependent on..., page 6; and
* The Company faces intense competition, page 7.

Please review and revise subheadings to succinctly state the risks that will result from the facts or circumstances you discuss.

The Company has had limited operations and revenue and has incurred losses, page 6

16. You state that the "company will be subject to all of the risks inherent in starting a new business..." In order to provide meaning to your risk factor, please revise to identify all of the risks
"inherent in starting a new business."

The Company will require additional capital, page 6

17. In order to give depth to your disclosure, please revise to quantify the amount of working capital you will need to support your business plan.

18. It appears that you have attempted to "bundle" two risks within this single caption. For example:

* the risk associated with failing to obtain additional funding;
and

* the risks associated with the issuance of additional securities creating dilution.

Please consider revising this risk factor to separate the different risks.

The Company is dependent on independent distributors, which could affect its ability to effectively and profitably distribute..., page
6
19. Please revise to identify the "other" geographic distributions areas you reference in the first paragraph under this heading.

The Company is subject to product liability claims, page 7

20. If there are any outstanding product liability claims against you, please revise to so disclose.

21. We note your statement that there are no conclusive studies regarding your proposed products. If you are aware of studies regarding the safety of your current products, please revise to so disclose.

The Company is subject to risks associated with adverse publicity, page 8

22. Please consider combining this risk factor with the proceeding risks factor. Alternatively, delete all redundancies.

Raw materials used in the Company`s products may be subject to delays, page 8

23. In order to give depth to your disclosure, please revise to identify the raw materials that you rely upon for the manufacturing of your product.

The Company`s products are subject to government regulation, page
9

24. Please revise to explain how the risk affects Sweet Success or the securities being offered.

The Company is subject to regulations associated with its advertising, page 9

25. Please delete all mitigating language from risk factors such as
"Although the Company does not believe that such changes will affect its marketing success..."

The Company`s stock price may be volatile, page 10
26. To the extent possible, avoid generic risk factors. For example, the risk described under this heading could apply to any beverage company. If you wish to retain this risk factor, you must clearly explain how the specific risks apply to your company.
Alternatively,
delete this and other similar risks.

Item 2.  Management`s Discussion and Analysis of Results of
Operation
and Financial Condition, page 10
27. When discussing your planned operations, disclose the timing of each event discussed, the estimate cost for each activity and how you plan to finance these activities.

28. Please revise to include the information required by Item
201(a)(2) of Regulation S-B.




Overview, page 11

29. You indicate in the first sentence under this heading that you "produce" Complete Fuel beverages. You also indicate in the second paragraph under this heading that your products are produced by third party manufactures. Please revise this apparent discrepancy.

30. Please tell us what you mean by "slot fees" in the fifth paragraph under this heading.

31. We note your statement on page 14 that historically the Sweet
Success brand was sold by most retail food chains and that your business plan contemplates regaining many of the historical grocery accounts. Please revise to disclose the background of why and how such accounts were lost.

Liquidity and Capital Resources, page 14

32. Please revise to discuss the material terms of your non-binding letter of intent with Think Equity Partners LLC. Further, tell us the status of ThinkEquity`s efforts to obtain financing. Finally, please revise to indicate that ThinkEquity will receive warrants to purchase common stock equal to 3% of the total amount sold under the purchase agreement, in addition to the 7% commission.

33. Please revise to discuss the private placements of your common stock and warrants and the amounts raised.

34. We note from Note 5 to the financial statements that an officer has made advances to you, which are due on demand. Please revise to discuss such advances, repayments and outstanding balances.

35. Please revise your disclosure to identify the source of funding for your marketing plan. In this regard, we note your discussion on page 4.

36. Please be more explicit in your disclosure about how long you can satisfy cash requirements and whether you must raise additional funds in the next twelve months to continue your operations through that same period.

Net Cash Flows, page 15

37. We note that you attribute the $112,669 increase in cash used by operating activities during the year ended December 31, 2004 to the increase in operating expenses and that you reference the above discussion in your filing. Please clarify your statement for us as it appears inconsistent with your discussion of decreased operating expenses on page 14.

Item 4.  Security and Ownership, page 16

38. Please revise to include the address of each beneficial owner. In this regard, we note the address of your officer and directors. See Item 403 of Regulation S-B.

39. Please disclose the natural person who control each entity listed.

Item 6.  Executive Compensation, page 18

40. Please revise your disclosure to include a tabular presentation of 2005 compensation payable to your executive officers pursuant to employment agreements that have been entered into. In addition, please include compensation information, as available, for your Chief
Executive Officer and any other named executive as required by the Instructions to Item 402 of Regulation S-K.

41. Please advise if the 250,000 shares issued to Nest Ventures represented compensation to Glen Williamson or was related to some other transaction. If it related to some other transaction, consider disclosing within the notes to the financial statements.

42. We note your statement that you have entered into many consulting agreements with marking and investor relations firms to promote your products. Please revise to describe the material terms of each material agreement and file such agreements as exhibits or tell us why you are not required to do so.

Item 7.  Certain Relationships and Related Transactions, page 19

43. You indicate throughout this section that you issued shares of common stock for "services rendered." Please revise to provide a detailed description of the services rendered. Also, provide the value of the consideration received by Sweet Success.

Part II

Item 1.  Market Price of and Dividends on the Company`s Common
Equity
and Other Shareholder Matters, page 21

44. Please revise to describe any restrictions that limit your ability to pay dividends on your common stock. If none, state so.

45. Please revise the disclosure to clarify that your securities are quoted on the Pink Sheets rather than traded. This change will reflect that the Pink Sheets is a quotation medium not an issuer listing service.

Item 4.  Recent Sales of Unregistered Securities, page 22

46. Please revise to briefly describe the consulting services you identify on page 22 through 24. For example, provide a description of the services provided to Sweet Success by each consultant. See
Item 701(c) of Regulation S-B.

47. Please revise to include all the information required by Item
701
of Regulation S-B for each issuance of unregistered securities. For example, we note that you issued warrants in July 2005 to Mark Burnett to purchase up to 2,000,000 shares of your common stock. Describe the transaction and the type and amount of consideration received.

48. Please revise to identify each investor who received
securities
from Sweet Success.  For example, we note your disclosure on page
23
that you sold 1,000,000 shares of common stock to "one investor."

49. We note that you are relying on Section 4(2) of the Securities Act of 1933 for sales of your securities. Please confirm that the individuals who purchased your securities in reliance on Section 4(2)
had sufficient access to information relating to your company.

Item 5.  Indemnification of Director and Officers, page 24

50. Please revise to state any arrangement that insures or indemnifies a controlling person, director or officer. In this regard, we note Article VI of your Bylaws.

Part F/S

Statements of Operations, page F-3

51. Please remove the per share loss information from the cumulative periods to date columns.

Description of Business and Summary of Significant Accounting
Policies, page F-7

52. We note your disclosure of the "Agreement Concerning the Exchange of Securities" whereby you acquired all of the outstanding stock of an unrelated entity, Beverage Acquisition Corporation on November 15,
2002. On page 1 of the filing, you indicate that all references to your business throughout the filing reflect the operations of Beverage Acquisition Corporation. Please help us to understand how you accounted for the merger of Beverage Acquisition Corporation and
New Bridge Reorganization Corp. and your basis in GAAP for such treatment. Additionally, advise if you are indicating that the historical financial information which precedes the November 2002 merger would reflect the operations of only Beverage Acquisition Corporation. Please include a summary of New Bridge`s assets, liabilities, and operations prior to the merger in your response.

Further, as Sweet Success Enterprises, Inc. is a development stage corporation, please explain why cumulative financial information does not precede the January 1, 2003 date within your financial statements. We note from your disclosure that the Sweet Success brand was purchased prior to the merger.

Please explain the nature of BAC`s activities prior to the merger to us. In addition, tell us how they generated the accumulated deficit reported on the balance sheet.

Stock-based Compensation, page F-8

53. Given the large amounts of prepaid assets recorded as of June
30,
2005 related to stock compensation granted to other than employees as well as some of the arrangements that you have entered into for promotion of your products subsequent to June 30, 2005, please give consideration to expanding your accounting policy disclosure related to accounting for equity compensation to other than employees in conjunction with selling your products. You might consider describing how you have valued the compensation at June 30, 2005, and how any changes in fair value of the compensation will be recorded in future periods.

Impairment of Long-Lived Assets, page F-9

54. Please enhance your impairment disclosure related to intangible assets in accordance with paragraph 17 of SFAS 142. Specifically, advise us whether you have performed tests on your intangible assets on an annual basis and modify your policy disclosure, as appropriate.
Additionally, we note that from your disclosure that you look primarily to undiscounted future cash flows in your assessment of whether or not long-lived assets have been impaired. Please clarify if you are applying this policy in testing your indefinite-lived intangible assets for impairment as this policy should only relate to those long-lived assets with a useful life as considered in SFAS 144.

Going Concern, page F-11

55. Please revise your disclosure to clarify that there is no commitment for Think Equity Partners to raise $10 million and that it will depend on investor interest.


Intangible Asset - Sweet Success Brand, page F-13

56. We note that no value was assigned to the 200,000 warrants provided to Nutri/System, Inc. as you had concluded that the value of the warrants was nominal after valuing them with the Black-Scholes option pricing model. Please explain your basis for utilizing ..10%
as a volatility assumption for your option pricing model.
Similarly,
we note that you have utilized the same volatility assumption for your option pricing models for options and warrants on your common stock during the years 2003 and 2005 as you have disclosed in Note 6 to your financial statements. Please explain your basis for continuing to utilize this assumption given the actual volatility seen in your stock.

Stockholders` Equity, page F-15

57. We note your disclosure related to Series A, B and C stock warrants issued in 2002 whereby adjustments were made to reduce the exercise prices of these warrants in 2003. Please disclose why these warrants were issued. Additionally, please revise your disclosure of the decrease in selling, general and administrative expenses on page
14 as it appears that the decrease related significantly to the expense incurred from decreasing the exercise prices on warrants issued in 2002 during 2003.

Subsequent Event (unaudited), page F-20

58. Please explain why this note has not been audited by your accountants. We note that all events disclosed occurred prior to their audit report date of September 6, 2005. Refer to AU Section 560.

Part III

Item 1 and 2. Index to and Description of Exhibits, page 25

59. We note that the agreements that you have filed are not signed.
Please confirm that these are copies of the executed versions of the agreements, or please file executed copies of each of the agreements listed in your Exhibit Index with your amended registration statement.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Direct any questions regarding the accounting comments to Howard
Efron at (202) 551-3439, or Steven Jacobs, Accounting Branch
Chief,
at (202) 551-3403. Direct any other questions to Jeffrey A. Shady at
(202) 551-3471, or the undersigned at (202) 551-3495.

	Sincerely,



	Elaine Wolff
	Legal Branch Chief

cc: 	Gary A. Agron, Esq.  (via facsimile)


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William J. Gallagher
Sweet Success Enterprises, Inc.
October 21, 2005
Page 11